PUBLIC

15046202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: March 31, 2016	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8 - 69046

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1//15/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PJT Partners LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West 57th Street, Suite 1530
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker (205) 721-0507
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frankel & Starr, Certified Public Accountants, LLP
(Name -- *if individual, state last, first, middle name*)

1475 Franklin Avenue,	Garden City,	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul J. Taubman, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PJT Partners LP, as of December 31, 20 14, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Partner

Title

Notary Public

LINDA H. KRUSE
NOTARY PUBLIC, State of New York
No. 01KR4862933
Qualified in Richmond County
Certificate filed in New York County
Commission Expires June 23, 2014/8

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.
- [ ] (o) A copy of the Exemption Report
- [ ] (p) Independent auditor's report on Exemption Report

PJT Partners LP

Statement of Financial Condition

December 31, 2014

PJT Partners LP
Statement of Financial Condition
Year Ended December 31, 2014

Contents

Frankel & Starr, Certified Public Accountants, LLP

Main Office:
1475 Franklin Avenue
Garden City, NY 11530
Phone: (516) 874-8800
Fax: (212) 683-5121

New York City Office:
1359 Broadway, Suite 1203
New York, NY 10018
Phone: (212) 607-5900
Fax: (212) 683-5121

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
of PJT Partners LP

We have audited the accompanying statement of financial condition of PJT Partners LP (a Delaware partnership) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and related notes to the financial statement. PJT Partners LP's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of PJT Partners LP as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Frankel & Starr, Certified Public Accountants, LLP

Garden City, NY
February 24, 2015

PJT PARTNERS LP

Statement of Financial Condition

December 31, 2014

ASSETS		
Cash	$	942,468
Other current assets		21,718
Restricted cash		285,343
Fixed assets and leasehold improvements, net		378,822
Total Assets	$	1,628,351
LIABILITIES		
Accounts payable, accrued expenses and other current liabilities	$	243,193
Total Liabilities		243,193
Partner's Equity		1,385,158
Total Liabilities and Partner's Equity	$	1,628,351

The accompanying notes are an integral part of this financial statement.

1. Organization

PJT Partners LLC was formed as a single member Delaware Limited Liability Company and commenced operations on January 15, 2014. PJT Partners LLC converted to PJT Partners LP (the "Partnership") a Delaware Limited Partnership on May 1, 2014. The Partnership is a wholly owned subsidiary of PJT Capital LP (the "Parent").

Pursuant to the Limited Partnership Agreement dated May 1, 2014, PJT Management LLC was admitted to the Partnership as the General Partner of the Partnership and PJT Capital LP was admitted to the Partnership as the initial Limited Partner of the Partnership.

The Partnership is registered as a securities broker-dealer with the Securities and Exchange Commission (SEC) authorized to engage in financial advisory services and does not participate in the business of securities underwriting nor does it hold customer accounts or trade in securities for its own account. The Partnership is a member of the Financial Industry Regulatory Authority (FINRA) effective December 8, 2014.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Partnership's financial statement has been prepared in accordance with the accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of this financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash is maintained in a bank domiciled in the United States.

2. Summary of Significant Accounting Policies (Continued)

Fixed Assets and Leasehold Improvements

Fixed assets consist of office, information and technology (IT) and audio visual (AV) equipment and furniture. Fixed assets and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the life of the lease.

Restricted Cash

Restricted cash represents funds held on deposit with the landlord and funds in the Partnership's FINRA Flex-Funding account.

Funds are held on deposit with the landlord as collateral for a lease entered into for office space. The FINRA Flex-Funding account is used for payment of invoices issued by FINRA for regulatory fees.

Income Taxes

No provision has been made for federal or state income taxes since these are the obligation of the limited partners of the Parent. The Partnership is a wholly owned subsidiary of the Parent and the Partnership is a disregarded entity for U.S. federal income tax purposes.

The Partnership recognizes and measures its unrecognized tax benefits in accordance with US GAAP. Under that guidance the Partnership evaluates tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2014, the Partnership did not have uncertain tax positions with respect to income based taxes that had a material impact on the Partnership's financial statements.

2. Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued an accounting update which changes the requirements for revenue recognition and provides enhanced disclosures for users of the financial statements. The core principal of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance is effective for fiscal years beginning after December 15, 2016. The Partnership is currently assessing the potential impact of adopting this accounting standard update.

3. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consist of the following:

	December 31, 2014
Office equipment	$73,453
IT equipment	31,662
AV equipment	22,537
Furniture	231,609
Leasehold improvements	42,606
Total	$401,867
Less accumulated depreciation and amortization	(23,045)
Net book value	$378,822

4. Related Party Transactions

Pursuant to the Expense Sharing Agreement made effective as of December 8, 2014 between the Parent and the Partnership, the Parent will pay the salary and benefits of the Limited Partners of the Parent who perform functions for the Partnership.

5. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. On December 31, 2014, the Partnership had net capital of $699,274, which was $649,274 in excess of its required net capital of $50,000. The Partnership's aggregate indebtedness to net capital ratio was 0.35 to 1.

6. Subsequent Events

The Partnership has evaluated subsequent events through the date this financial statement was issued and has determined that the following material event requires disclosure in PJT Partner LP's financial statement:

On October 10, 2014, the Parent announced that the Parent and the Partnership will merge with The Blackstone Group LP 's Financial Advisory Business. The Blackstone Group LP will spin off its financial and strategic advisory services, restructuring and reorganization advisory services, and its Park Hill fund placement businesses and combine these businesses with the Parent and the Partnership in 2015.